FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 000-30850

Valcent Products Inc.

27G Pennygillam Way
Pennygillam Industrial Estate
Launceston, Cornwall

UK, PL15 7ED

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SEE EXHIBIT 99.1  On June 16, 2010 Valcent Products Inc. announced that its wholly owned subsidiary, Valcent Products (eu) Limited had signed an agreement to supply a VertiCropTM high density farming system to Hong Kong’s VF Innovations Ltd. (VFI), a new company specifically created to foster innovation in vertical farming.

The VertiCropTM system is intended to sell fresh produce to the Hong Kong market and to serve as a demonstration unit for future customers and partners in the PRC as well as other segments of the Asian market.  The Valcent technical team plans for Hong Kong based meetings in early July with prospective customers, partners, and representatives of the Government of the PRC, and to finalize specifications for the VertiCrop system to be installed.

The Company further announced its appointment, as of June 1, 2010, of Robert M. Baker as a Director and interim CFO of the Company. Mr Baker has over 30 years experience in corporate finance and investment banking. He has served on the board of directors of numerous public companies and also currently serves on the boards of Global Green Solutions Inc., Snowdon Resources Corporation, and International Gold Corp.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release Dated June 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products, Inc.

Date: June 17, 2010	By:	/s/ Robert Baker
Name: Robert Baker
Title: Director